UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MYOS CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

554051201
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554051201

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Ultra Pro Sports Nutrition Products, LLC
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 146,680
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 146,680
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,680
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.12%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 554051201

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Janine DiVenuto
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 146,680
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 146,680
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,680
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.12%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 554051201

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Richard DiVenuto
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 32,403
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 32,403
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,403
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.91%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

MYOS Corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

The Company's principal executive offices are located a 45 Horsehill Road, Suite 106 Cedar Knolls, New Jersey 07927

Item 2(a).	Names of Persons Filing

This statement is filed by Janine DiVenuto, Richard DiVenuto and Ultra Pro Sports Nutrition Products, LLC (“Ultra Pro”), an entity owned and controlled by Janine DiVenuto. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 46 Dogwood Hills Road, Balmville, New York 12250.

Item 2(c).	Citizenship

Janine DiVenuto and Richard DiVenuto are citizens of the United States and Ultra Pro is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number

554051201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

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☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentage set forth in row (11) of the cover page for each Reporting Person is based on an aggregate of 3,552,873 shares of common stock currently outstanding, as reported in a preliminary proxy statement filed by the Company on January 15, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

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Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his, here or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016

ULTRA PRO SPORTS NUTRITION PRODUCTS, LLC

	By:	/s/ Janine DiVenuto
		Name:	Janine DiVenuto
		Title:	President

/s/ Janine DiVenuto
		Name:	Janine DiVenuto

/s/ Richard DiVenuto
		Name:	Richard DiVenuto

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATED: January 15, 2016

ULTRA PRO SPORTS NUTRITION PRODUCTS, LLC

By:	/s/ Janine DiVenuto
	Name:	Janine DiVenuto
	Title:	President

/s/ Janine DiVenuto
	Name:	Janine DiVenuto

/s/ Richard DiVenuto
	Name:	Richard DiVenuto